Exhibit 99.1

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 68719, Israel Tel: +972-3-6455151 Fax: +972-3-6474115

NEWS

RiT TO PROVIDE ITS IIM SOLUTION FOR DATACENTER MANAGEMENT
TO GLOBAL FINANCIAL INSTITUTION

- RiT to Deploy Projects Totaling Over One Million Dollars in EMEA and US -

Tel Aviv, Israel – June 30, 2011 – RiT Technologies (NASDAQ: RITT), the world-leading provider of intelligent infrastructure solutions, today announced that it has received several major new orders from one of its largest customers, a top-tier diversified financial services company. The orders, which total over one million dollars, are for the expansion of the PatchView™ intelligent infrastructure management (IIM) systems currently deployed in the client’s international headquarters and central datacenters.

This global account has been a satisfied RiT customer for many years, and credits RiT’s PatchView™ with having helped it maximize network continuity, minimize ongoing maintenance costs, enforce physical layer security and simplify infrastructure planning. The projects will include the implementation of IIM systems in new datacenter and people workspace facilities in branch offices, and the integration of the RiT solution throughout the organization with the customer’s internal systems.

“We are proud of the relationship we have built with this prestigious customer, who became one of the industry’s earliest adopters of our PatchView IIM, and quickly came to rely on it as a strategic infrastructure management tool,” said Eran Ayzik, RiT’s President and CEO. “Over the years, our deployments in the customer’s mission-critical headquarters and datacenter networks have proved PatchView’s ability to streamline complex infrastructure operations and to slash the time required to deploy large-scale projects. In addition, we have differentiated ourselves consistently through our ability to support the customer through all the stages of the project with tailor-made and customized solutions.”

Mr. Ayzik continued, “Now that the IIM concept is gaining mainstream acceptance from additional top-tier enterprises, we are benefiting from our extensive track record with this and other satisfied customers worldwide. We believe this will help us secure additional large-scale customers, and hopefully to form relationships that translate into multi-year streams of ongoing revenues.”

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 68719, Israel Tel: +972-3-6455151 Fax: +972-3-6474115

About RiT Technologies
RiT is a leading provider of intelligent solutions for infrastructure management, asset management, environment and security, and network utilization. RiT Enterprise solutions address datacenters, communication rooms and workspace environments, ensuring maximum utilization, reliability, decreased downtime, physical security, automated deployment, asset tracking, and troubleshooting. RiT Carrier solutions provide carriers with the full array of network mapping, testing and bandwidth qualification capabilities needed for access network installation and service provisioning. RiT's field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world.

For more information, please visit our website: www.rittech.com

Safe Harbor Statement
In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  For example, when we discuss a field trial which could lead to a multi-million dollar Carrier deal, we are using a forward looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Moti Antebi
CFO
+972-3-766-4249
motia@rit.co.il